July 31, 2024

Carl Spana
Chief Executive Officer
Palatin Technologies, Inc.
4B Cedar Brook Drive
Cranbury, NJ 08512

        Re: Palatin Technologies, Inc.
            Registration Statement on Form S-1
            Filed July 25, 2024
            File No. 333-281007
Dear Carl Spana:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Faith Charles